SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.4)

IMPSAT Fiber Networks, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per Share

(Title of Class of Securities)

45321T202

(CUSIP Number)

James Panella Morgan Stanley 1585 Broadway NY, NY 10036 Tel: (212) 762-6942

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2004

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 45321T202	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,168,556
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,168,556
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,168,556 – See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8% – See Item 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45321T202	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morgan Stanley& Co. Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,168,556
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,168,556
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,168,556– See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.8% – See Item 5
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 4 TO SCHEDULE 13D

     This Amendment No. 4 amends the Report on Schedule 13D, originally filed on April 3, 2003, as amended by Amendment No. 1 of Schedule 13D, filed on November 3, 2003, Amendment No. 2 of Schedule 13D, filed on January 14, 2004 and Amendment No. 3, filed on March 30, 2004 (collectively, the "Schedule 13D"). Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used without definitions in this Amendment No. 4 shall have the respective meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

Item 2. Identity and Background.

Item 3. Source and Amount of Funds or Other Consideration.

      On September 30, 2004, the Company issued 60,000 options at an exercise price of $6.17 to MS&Co. for $0.

     On November 18, 2004, pursuant to a private sale transaction and using working capital, MS&Co. acquired from Nortel Networks Limited for an aggregate purchase price of $5,612,080, $8,633,969 original principal amount of Series B 6% Senior Guaranteed Convertible Notes due 2011, issued pursuant to the Senior Guaranteed Notes Indenture dated as of March 25, 2003 among the Company, as Issuer, Impsat S.A., as Guarantor, and The Bank of New York, as Trustee, Registrar, Paying Agent and Conversion Agent.

      On November 19, 2004, the Company issued 20,000 options at an exercise price of $15.00 to MS&Co. for $0.

Item 4. Purpose of Transaction.

      MS, as a holder of debt of the Company, on its own or together with other holders of debt of the Company, from time to time may engage in discussions with the Company concerning the possibility of a recapitalization to reduce or restructure the aggregate debt obligations of the Company.

Item 5. Interest in Securities of the Issuer.

      Item 5 of the Schedule 13D is hereby replaced in its entirety as follows:

     (a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), MS may be deemed to beneficially own 3,168,556 shares of Common Stock, or approximately 29.8% of the outstanding shares of Common Stock. MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MS&Co. may be deemed to beneficially own 3,087,844 shares of Common Stock, or approximately 29.8% of the outstanding shares of Common Stock.

      Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

     (b) By virtue of the relationship previously reported under Item 2 of this statement, MS may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by MS&Co.

     (c) None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days. None of the Reporting Persons are aware of any information that indicates that any other Reporting Person has effected any such transaction.

     (d) By virtue of the relationships described in Item 2 of this statement, MS may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by MS&Co. and the proceeds from the sale of the shares of Common Stock.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: November 22, 2004

Morgan Stanley

By:	/s/ Robert G. Koppenol

	Name:	Robert G. Koppenol
	Title:	Authorized Signatory

Morgan Stanley & Co. Incorporated

By:	/s/ Robert G. Koppenol

	Name:	Robert G. Koppenol
	Title:	Authorized Signatory

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY

      The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley (“MS”) and their principal occupations are set forth below. The business address of each of the Directors or Executive Officers is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS and each individual is a United States citizen.

Name	Title

*Philip J. Purcell	Chairman of the Board and Chief Executive Officer

*Sir Howard Davies[1]	The Director, London School of Economics and Political Science

*John E. Jacob	Executive Vice President - Global Communications of Anheuser- Busch Companies, Inc.

*C. Robert Kidder	Principal of Stonehenge Partners, Inc.

*Charles F. Knight	Chairman Emeritus of Emerson Electric Co.

*John W. Madigan	Retired; former Chairman and CEO of Tribune Company

*Miles L. Marsh	Former Chairman of the Board and Chief Executive Officer of Fort James Corporation

*Michael A. Miles	Special Limited Partner in Forstmann Little and Co.

*Laura D’Andrea Tyson	Dean of the London Business School

*Klaus Zumwinkel[2]	Chairman of the Board, Deutsche Post AG

Stephan F. Newhouse	President

Stephen S. Crawford	Executive Vice President and Chief Administrative Officer

David Sidwell	Executive Vice President and Chief Financial Officer

Donald G. Kempf, Jr.	Executive Vice President, Chief Legal Officer and Secretary

Tarek F. Abdel-Meguid	Head of Worldwide Investment Banking Division

Zoe Cruz	Head of Worldwide Fixed Income Division

John P. Havens	Head of Worldwide Institutional Equity Division

Roger C. Hochschild	President and COO, Discover Financial Services

Mitchell M. Merin	President and COO, Investment Management

David W. Nelms	Chairman and CEO, Discover Financial Services

1 Sir Howard Davies is an English citizen and not a United States citizen.
2 Klaus Zumwinkel is a German citizen and not a United States citizen.
* Director

Name	Title

Vikram S. Pandit	President and COO, Institutional Securities Group

Joseph R. Perella	Chairman of Institutional Securities Group

John H. Schaefer	President and COO, Individual Investor Group

SCHEDULE B

EXECUTIVE OFFICERS AND DIRECTORS
OF
MORGAN STANLEY & CO. INCORPORATED

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley & Co. Incorporated (“MS&Co.”) and their business addresses and principal occupations are set forth below. If no address is given, the Director’s or Executive Officer’s business address if that of MS&Co. at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to MS&Co. and each individual is a United States citizen.

Name, Business Address	Present Principal Occupation

*Zoe Cruz	Managing Director of MS&Co. and Head of Worldwide Fixed Income Division of MS

*John P. Havens	Managing Director of MS&Co. and Head of Worldwide Institutional Equity Division of MS

*Donald G. Kempf, Jr.	Managing Director of MS&Co. and Executive Vice President, Chief Legal Officer and Secretary of MS

*Tarek F. Abdel-Meguid	Managing Director of MS&Co. and Head of Worldwide Investment Banking Division of MS

*Alasdair G. Morrison	Managing Director of MS&Co. and Chairman of Morgan Stanley Asia

*Stephan F. Newhouse	Managing Director of MS&Co. and President of MS

*Vikram S. Pandit	Managing Director, President and COO of MS&Co. and President and COO of Institutional Securities of MS

*Joseph R. Perella	Managing Director, Chairman and CEO of MS&Co. and Chairman of Institutional Securities of MS

*Philip J. Purcell	Managing Director of MS&Co. and Chairman of the Board and Chief Executive Officer of MS

*Robin Roger	Managing Director, General Counsel and Secretary of MS&Co.

Joseph R. Perella	Managing Director, Chairman and CEO of MS&Co. and Chairman of Institutional Securities of MS

Vikram S. Pandit	Managing Director, President and COO of MS&Co. and President and COO of Institutional Securities of MS

Robin Roger	Managing Director, General Counsel and Secretary of MS&Co.

Eileen S. Wallace	Managing Director and Treasurer of MS&Co.

Alexander C. Frank	Managing Director and CFO of MS&Co. and Controller of MS

* Director